Exhibit 99.1

August 1, 2020

TESSCO Technologies Incorporated

Attn: Board of Directors

11126 McCormick Road

Hunt Valley, Maryland 21031

VIA E-MAIL

Members of the TESSCO Technologies Incorporated Board of Directors:

As the founder, Chairman and largest shareholder of TESSCO Technologies Incorporated (“TESSCO” or the “Company”) and in light of the voting at the recent shareholders’ meeting, I am requesting a meeting of the Board to determine a path forward for an orderly, amicable transition of the Board’s composition. Specifically, I am proposing that we discuss some directors resigning and the election by the Board of new directors who can assist in achieving the following:

Greater Shareholder Representation - Restructuring and realigning the Board so that its members’ interests are more closely aligned with the best interests of the Company’s shareholders. To that end, I propose we consider options to permit TESCCO shareholders who hold more than 5% (excluding myself) to have greater input with regard to the composition of the Board.

Improve Relevant Industry Experience - Recognizing the value provided by individuals who have substantive experience relevant to TESSCO’s business, I believe that new Board members with such skills are needed to reposition the Company during this challenging and formative time. To that end, special consideration should be given to those who hold or have held senior leadership roles in private industries and public institutions with experience that pertains to TESSCO’s strategic direction.

Increase Diversity - Finally, I believe that TESSCO’s Board must be much more diverse than it is currently. To that end, I would like to discuss an amendment to the Corporate Governance Guidelines that sets specific targets and timelines for ensuring that the Board’s composition reflects the values of diversity, inclusion and equity. In the short term, I am committed to ensuring that at least two of the seats on the Board be held by members of underrepresented genders and/or diversities.

All of the changes that I am proposing will refocus TESSCO’s efforts to expedite a return to profitability, provide shareholders greater transparency and input into the Company’s operations and enhance the alignment between the Board and the Company’s success

On a personal note, I would like to avoid any public or private battle that will be costly to the Company and its shareholders, while distracting management from fulfilling TESSCO’s potential. It is in the best interests of all shareholders for us to cooperate on achieving a resolution that includes greater representation for the Company’s largest shareholders, adding new directors with experience relevant to TESSCO’s business and additional plans to increase the Board’s diversity.

I would like the opportunity to speak with you at your earliest convenience to determine if we can work towards a resolution. I believe that time is of the essence and for that reason I respectfully request a reply to this letter by Wednesday, August 5, 2020. Thank you very much for your time.

Best regards,

/s/ Barney

Robert B. Barnhill, Jr